



Hunter Petersen · 3rd
Co-Founder & CTO at OpenGrants
Reno, Nevada, United States · Contact info
228 connections

🚀 opengrants.io

🏫 University of Nevada, Reno

Experience

 **Cofounder, CTO**
opengrants.io
Nov 2018 – Present · 3 yrs 3 mos
Reno, Nevada

 **Partner - Web Developer**
Guerrilla Ventures
Jan 2015 – Nov 2018 · 3 yrs 11 mos
Reno, Nevada Area

 **Chief Technology Officer**
carbonBLU
Jan 2016 – Oct 2018 · 2 yrs 10 mos
Reno, Nevada Area

 **Whitewater Program Manager**
Copper Oar Rafting
Apr 2014 – Oct 2016 · 2 yrs 7 mos
McCarthy, Alaska

 **Vail Resorts**
2 yrs 5 mos

 **Information Technology Specialist**
Oct 2011 – Feb 2014 · 2 yrs 5 mos
Truckee, CA

 **Guest Photography Supervisor**
Oct 2011 – Jan 2013 · 1 yr 4 mos
Truckee, CA

Education

 **University of Nevada, Reno**
Minor, Computer Science and Engineering
2018 – 2020

3.8 GPA across Computer Science and Engineering core curriculum, completed as prerequisite for admission to the Master's program.

 **California State University-Chico**
Bachelor of Arts (B.A.), Kinesiology, Communication Design
2006 – 2011
Activities and Societies: Adventure Outings, CSUC Special Projects

Licenses & certifications

 **Outdoor Educator Certification**
Wilderness Education Association
Issued May 2009 · No Expiration Date

Volunteer experience

 **Climbing Gym Manager**
California State University, Chico
Apr 2008 – May 2011 · 3 yrs 2 mos
Education

 **Student Guide**
Adventure Outings, CSU Chico
Jun 2008 – May 2011 · 3 yrs
Social Services